Exhibit 12
Statement re computation of ratios
	Three Months Ended		Fiscal Years Ended
	4/31/2002	4/31/2001	2002	2001	2000	1999	1998
Income before income taxes	2,625	2,220	10,751	10,116	9,083	7,323	5,719
Capitalized interest	(33)	(23)	(130)	(93)	(57)	(41)	(33)
Minority interest	(41)	(30)	(183)	(129)	(170)	(153)	(78)
Adjusted profit before tax	2,551	2,167	10,438	9,894	8,856 *	7,129	5,608

Fixed Charges
Debt interest	216	284	1,052	1,095	756	529	555
Capital lease interest	65	68	274	279	266	268	229
Capitalized interest	33	23	130	93	57	41	33
Interest component of rent	231	185	834	714	458	523	477
Total fixed expense	545	560	2,290	2,181	1,537	1,361	1,294

Profit before taxes and fixed expenses	3,096	2,727	12,728	12,075	10,393	8,490	6,902

Fixed charge coverage	5.68	4.87	5.56	5.54	6.76	6.24	5.33

* Does not include the cumulative effect of accounting change recorded by the Company in Fiscal 2000